September 9, 2025

Ronen Tsimerman
Chief Financial Officer
IceCure Medical Ltd.
7 Ha   Eshel St., PO Box 3163
Caesarea, 3079504 Israel

       Re: IceCure Medical Ltd.
           Registration Statement on Form F-3
           Filed September 4, 2025
           File No. 333-290046
Dear Ronen Tsimerman:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Conlon Danberg at 202-551-4466 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Eric Victorson, Esq.